

Mail Stop 3030

May 18, 2009

VIA U.S. MAIL

Mr. Gary Berger
Chief Financial Officer
ISCO International, Inc.
1001 Cambridge Drive
Elk Grove Village, IL 60007

> **Re:** **ISCO International, Inc.**
> **Item 4.01, Form 8-K**
> **Filed April 16, 2009**
> **File No. 001-22302**

Dear Mr. Berger:

We have completed our review of your Form 8-K and related filings and do not, at this time, have any further comments.

Sincerely,

Angela Crane
Accounting Branch Chief